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                                File No. 70-8925

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                   Post-Effective Amendment No. 6 to Form U-1

                          JOINT APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
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                              COLUMBIA ENERGY GROUP
                    COLUMBIA ENERGY GROUP SERVICE CORPORATION
                            COLUMBIA LNG CORPORATION
                      COLUMBIA ATLANTIC TRADING CORPORATION
                      COLUMBIA ENERGY SERVICES CORPORATION
                      COLUMBIA POWER MARKETING CORPORATION
                      COLUMBIA ENERGY MARKETING CORPORATION
                             ENERGY.COM CORPORATION
                         COLUMBIA SERVICE PARTNERS, INC.
                         COLUMBIA ASSURANCE AGENCY, INC.
                      COLUMBIA DEEP WATER SERVICES COMPANY
                           12355 Sunrise Valley Drive
                                    Suite 300
                              Reston, VA 20191-3420

                          COLUMBIA ELECTRIC CORPORATION
                           TRISTAR CAPITAL CORPORATION
                       TRISTAR PEDRICK LIMITED CORPORATION
                       TRISTAR PEDRICK GENERAL CORPORATION
                     TRISTAR BINGHAMTON LIMITED CORPORATION
                     TRISTAR BINGHAMTON GENERAL CORPORATION
                      TRISTAR VINELAND LIMITED CORPORATION
                      TRISTAR VINELAND GENERAL CORPORATION
                       TRISTAR RUMFORD LIMITED CORPORATION
                     TRISTAR GEORGETOWN GENERAL CORPORATION
                     TRISTAR GEORGETOWN LIMITED CORPORATION
                         TRISTAR FUEL CELLS CORPORATION
                              TVC NINE CORPORATION
                               TVC TEN CORPORATION
                              TRISTAR SYSTEM, INC.
                                  205 Van Buren
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                                Herndon, VA 22070

                        COLUMBIA NATURAL RESOURCES, INC.
                                  ALAMCO, INC.
                             ALAMCO - DELAWARE, INC.
                          HAWG HAULING & DISPOSAL, INC.
                     COLUMBIA NATURAL RESOURCES CANADA, LTD.
                             900 Pennsylvania Avenue
                              Charleston, WV 25302

                      COLUMBIA GAS TRANSMISSION CORPORATION
                            12801 Fair Lakes Parkway
                             Fairfax, VA 22030-0146

                       COLUMBIA GULF TRANSMISSION COMPANY
                             2603 Augusta, Suite 125
                                Houston, TX 77057

                      COLUMBIA NETWORK SERVICES CORPORATION
                               CNS MICROWAVE, INC.
                                1600 Dublin Road
                             Columbus, OH 43215-1082

                          COLUMBIA PROPANE CORPORATION
                        9200 Arboretum Parkway, Suite 140
                               Richmond, VA 23236

                         COLUMBIA GAS OF KENTUCKY, INC.
                           COLUMBIA GAS OF OHIO, INC.
                         COLUMBIA GAS OF MARYLAND, INC.
                       COLUMBIA GAS OF PENNSYLVANIA, INC.
                         COLUMBIA GAS OF VIRGINIA, INC.
                             200 Civic Center Drive
                               Columbus, OH 43215
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              (Names of company or companies filing this statement
                  and addresses of principal executive offices)

                              COLUMBIA ENERGY GROUP
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                (Name of top registered holding company parent of
                          each applicant or declarant)
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                           J. W. Trost, Vice President
                    COLUMBIA ENERGY GROUP SERVICE CORPORATION
                           12355 Sunrise Valley Drive
                                    Suite 300
                              Reston, VA 20191-3420
                    -----------------------------------------
                     (Name and address of agent for service)

          Names and Addresses of Subsidiary Company Agents for Service:

M. A. CHANDLER, Vice President and
    Chief Financial Officer
Columbia Natural Resources, Inc.
Alamco, Inc.
Alamco-Delaware, Inc.
Hawg Hauling & Disposal, Inc.
Columbia Natural Resources Canada, Ltd.
900 Pennsylvania Avenue
Charleston, WV  25302

D. P. DETAR, Treasurer
Columbia Electric Corporation
TriStar Pedrick Limited Corporation
TriStar Pedrick General Corporation
TriStar Binghamton Limited Corporation
TriStar Binghamton General Corporation
TriStar Vineland Limited Corporation
TriStar Vineland General Corporation
TriStar Rumford Limited Corporation
TriStar Georgetown Limited Corporation
TriStar Georgetown General Corporation
TriStar Fuel Cells Corporation
TVC Nine Corporation
TVC Ten Corporation
TriStar System, Inc.
205 Van Buren Herndon, VA 22070

S. T. MACQUEEN, Treasurer
Columbia LNG Corporation
12355 Sunrise Valley Drive, Suite 300
Reston, VA 20191-3420
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J. W. TROST, Vice President
Columbia Energy Group Service Corporation
Columbia Energy Marketing Corporation
Columbia Assurance Agency, Inc.
12355 Sunrise Valley Drive, Suite 300
Reston, VA 20191-3420

P. R. ALDRIDGE, President
Columbia Deep Water Services Company
12355 Sunrise Valley Drive, Suite 300
Reston, VA 20191-3420

J. W. GROSSMAN, Treasurer
Columbia Atlantic Trading Corporation
TriStar Capital Corporation
 12355 Sunrise Valley Drive, Suite 300
Reston, VA 20191-3420

S. M. NORDIN, Treasurer
Columbia Propane Corporation
9200 Arboretum Parkway, Ste 140
Richmond, VA 23236

G. A. BARNARD, Treasurer and Controller
Columbia Gas Transmission Corporation
Columbia Gulf Transmission Company
1700 MacCorkle Avenue, S.E.
Charleston, WV 25314

D. FURLANO, Treasurer
Columbia Network Services Corporation
CNS Microwave, Inc.
1600 Dublin Road
Columbus, OH 43215-1082

E. D. HARVEY, JR., Assistant Treasurer
Columbia Energy Services Corporation
Columbia Power Marketing Corporation
12355 Sunrise Valley Drive, Suite 300
Reston, VA 20191-3420

S. J. HARVEY, Treasurer
Energy.com Corporation
205 Van Buren Street, Suite 120
Herndon, VA 20170-5336
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K. BRIGGS, Assistant Controller
Columbia Service Partners, Inc.
1600 Dublin Road
Columbus, OH 43215-1082

A. J. SONDERMAN, Corporate Secretary
Columbia Gas of Kentucky, Inc.
Columbia Gas of Ohio, Inc.
Columbia Gas of Maryland, Inc.
Columbia Gas of Pennsylvania, Inc.
Columbia Gas of Virginia, Inc.
200 Civic Center Drive
Columbus, OH 43215
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(Names and Addresses of Other Agents for Service)
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Item 1.  Description of Proposed Transaction

         On December 23, 1996, the Commission issued an order (the "Omnibus Financing Order") to Columbia Energy Group(1) ("Columbia") that among other things granted authorization to continue the operation of the Money Pool (as defined in the original Application-Declaration) through December 31, 2001 (HCAR No. 35-26634; 70-8925). Columbia requested that the Commission reserve jurisdiction for Money Pool participation by new direct or indirect subsidiaries engaged in new lines of business that were not included as part of the original Application-Declaration.

         On December 22, 1997, the Commission issued an order granting authorization to continue the operation of the Money Pool through December 31, 2003 (HCAR No. 35-26798; 70-9129). All borrowings through the Money Pool will be subject to the terms and conditions imposed on Money Pool transactions under the Omnibus Financing Order.

         On January 7, 1998, Columbia formed a Delaware corporation under the name of Columbia Deep Water Services Company ("Deep Water"). Deep Water was formed pursuant to Rule 58(b)(2)(i) promulgated under the Public Utility Holding Company Act of 1935. Deep Water is a wholly-owned subsidiary of TriStar Capital Corporation ("TriStar Capital"), which is a direct subsidiary of Columbia. Deep Water was formed to develop, and potentially acquire, non-FERC jurisdictional pipeline projects and pipeline capacity, and associated products and services. Such developments or acquisitions may be part of a joint venture with affiliated or non-affiliated entities. Deep Water will offer such pipeline projects and pipeline capacity and associated products and services to producers, pipelines and other interested parties.

         When Deep Water generates cash in excess of its immediate cash requirements, such temporary cash may, at Deep Water's option, be invested in the Money Pool.

         Deep Water may, from time to time, require short-term funds to meet normal working capital requirements. It is proposed that Deep Water would borrow such short-term funds from Columbia(2) or from the Money Pool. Such loans to Deep Water through the Money Pool will be made pursuant to a short-term grid note, consistent with the Omnibus Financing Order, as supplemented by the December 22, 1997 order.

         The cost of money on all short-term advances and the investment rate for moneys invested in the Money Pool will be the interest rate per annum equal to the Money Pool's weighted average short-term investment rate and/or Columbia's short-term borrowing rate. Should there be no Money Pool investments or Columbia borrowings, the cost of money will be the prior month's average

----------------------
         1  Formerly named The Columbia Gas System, Inc.

         2 Deep Water will rely on Rule 52 for any borrowings from Columbia outside of the Money Pool.


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Federal Funds rate as published in the Federal Reserve Statistical Release,
Publication H.15 (519). A default rate equal to 2% per annum above the pre-default rate on unpaid principal amounts will be assessed if any interest or principal payment becomes past due.


          Columbia hereby requests that the Commission issue a supplemental order under this Application-Declaration, as amended, authorizing Deep Water to participate in the Money Pool.

Item 2.  Fees, Commission and Expenses.

         (a) State (i) the fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transaction by the applicant or declarant or any associate company thereof, and
(ii) if the proposed transaction involves the sale of securities at competitive bidding, the fees and expenses to be paid to counsel selected by the applicant or declarant to act for the successful bidder.

Services of Columbia Energy Group Service Corporation in
connection with the preparation of this Post-Effective
Amendment to the Application-Declaration   ...................... $1,000

         (b) If any person to whom fees or commissions have been or are to be paid in connection with the proposed transaction is an associate company or an affiliate of the applicant or declarant, or is an affiliate of an associate company, set forth the facts with respect thereto.

         Columbia Energy Group Service Corporation will perform certain services at cost, as set forth in Item 2(a) above.

Item 3.  Applicable Statutory Provisions

         (a) State the section of the Act and the rules thereunder believed to be applicable to the proposed transaction. If any section or rule would be applicable in the absence of a specific exemption, state the basis of exemption.

          Sections 6(a), 7 and 12 and Rules 43 and 45(a) are applicable to the participation by Deep Water in the Money Pool.

         (b) If an applicant is not a registered holding company or a subsidiary thereof, state the name of each public utility company of which it is an affiliate, or of which it will become an affiliate as a result of the proposed transaction, and the reasons why it is or will become such an affiliate.

           Not applicable.



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Item 5.  Procedure


         (a) State the date when Commission action is requested. If the date is less than 40 days from the date of the original filing, set forth the reasons for acceleration.

         It is requested that the Commission issue its supplemental order on or before April 1, 1998.

         (b) State (i) whether there should be a recommended decision by a hearing officer, (ii) whether there should be a recommended decision by any other responsible officer of the Commission, (iii) whether the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) whether there should be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

         Applicants hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer or the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.  Exhibits and Financial Statements

         (a) Exhibits

                  Opinion of Counsel (to be filed by Post-Effective Amendment).

         (b) Financial Statements

                  Financial statements are not provided since pro-forma statements would have no relevance to the authorization requested in this Post-Effective Amendment.

                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Post-Effective Amendment to be signed on their behalf by the undersigned thereunto duly authorized.

         The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.

                  COLUMBIA ENERGY GROUP

DATE: February 24, 1998    by: /s/ M. W. O'Donnell
                           ------------------------
                           M. W. O'Donnell, Senior Vice President
                            & Chief Financial Officer


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                  COLUMBIA NATURAL RESOURCES, INC.
                  ALAMCO, INC.
                  ALAMCO-DELAWARE, INC.
                  HAWG HAULING & DISPOSAL, INC.
                  COLUMBIA NATURAL RESOURCES CANADA, LTD.

DATE:   February 24, 1998  by: /s/ M. A. Chandler
                           ----------------------
                           M. A. Chandler, Vice President and
                           Chief Financial Officer


                  COLUMBIA DEEP WATER SERVICES COMPANY

DATE:   February 24, 1998  by: /s/ P. R. Aldridge
                           ----------------------
                           P. R. Aldridge, President

                  COLUMBIA GAS OF KENTUCKY, INC.
                  COLUMBIA GAS OF OHIO, INC.
                  COLUMBIA GAS OF MARYLAND, INC.
                  COLUMBIA GAS OF PENNSYLVANIA, INC.
                  COLUMBIA GAS OF VIRGINIA, INC.
                  COLUMBIA NETWORK SERVICES CORPORATION
                  CNS MICROWAVE, INC.
                  COLUMBIA GULF TRANSMISSION COMPANY
                  COLUMBIA GAS TRANSMISSION CORPORATION
                  COLUMBIA PROPANE CORPORATION
                  COLUMBIA ENERGY GROUP SERVICE CORPORATION
                  COLUMBIA LNG CORPORATION
                  COLUMBIA ATLANTIC TRADING CORPORATION
                  COLUMBIA ENERGY SERVICES CORPORATION
                  COLUMBIA POWER MARKETING CORPORATION
                  COLUMBIA ENERGY MARKETING CORPORATION
                  ENERGY.COM CORPORATION
                  COLUMBIA SERVICE PARTNERS, INC.
                  COLUMBIA ASSURANCE AGENCY, INC.
                  TRISTAR CAPITAL CORPORATION
                  COLUMBIA ELECTRIC CORPORATION
                  TRISTAR PEDRICK LIMITED CORPORATION
                  TRISTAR PEDRICK GENERAL CORPORATION
                  TRISTAR BINGHAMTON LIMITED CORPORATION
                  TRISTAR BINGHAMTON GENERAL CORPORATION
                  TRISTAR VINELAND LIMITED CORPORATION
                  TRISTAR VINELAND GENERAL CORPORATION
                  TRISTAR RUMFORD LIMITED CORPORATION
                  TRISTAR GEORGETOWN GENERAL CORPORATION
                  TRISTAR GEORGETOWN LIMITED CORPORATION


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                  TRISTAR FUEL CELLS CORPORATION
                  TVC NINE CORPORATION
                  TVC TEN CORPORATION
                  TRISTAR SYSTEM, INC.

DATE: February 24, 1998    by: /s/ J. W. Trost
                           --------------------------
                           J. W. Trost, Vice President



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